Item 77.I. Terms of New or Amended Securities
The Board of Trustees (the "Board") of Morgan Stanley U.S.
Government Securities Trust (the "Fund") at a meeting duly convened and held on December 4-5, 2012, approved, effective February 25, 2013, the following changes to the Fund: (i) suspended the continuous offering of Class B shares, (ii) eliminated the contingent deferred sales charge applicable to Class C shares redeemed within one year of purchase, (iii) reduced the distribution and shareholder services (12b-1) fee applicable to Class C from 0.75% to 0.50% and (iv) renamed Class
C shares as Class L shares. The Fund made these changes in supplements to its Prospectus and Statement of Additional Information filed via EDGAR with the Securities and Exchange Commission on January 14, 2013 (accession numbers 0001104659-13-002334) and incorporated by reference herein.